Yukon-Nevada Gold Corp.
Management Discussion and Analysis
For the three month and six month periods ending June 30, 2007
(US dollars, except where noted)

INTRODUCTION

The following interim Management Discussion and Analysis (MD&A) of the results of operations and the financial condition for Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada Gold”) should be read in conjunction with the interim financial statements of the Company for the period ending June 30, 2007 (“Q2 2007”). The MD&A is prepared to conform with National Instrument 51-102F1 and has been approved by the Company’s Audit Committee and Board of Directors prior to release. This MD&A is written as of August 10, 2007 and at that date the Company had 169,667,930 shares outstanding.

OVERALL PERFORMANCE

Acquisition of Queenstake Resources Ltd.

Early in Q2 2007, the Company’s Board of Directors approved the Plan of Arrangement (see Information Circular on www.sedar.com) to combine the operations of YGC Resources Ltd. (previous corporate name of the Company) and Queenstake Resources Ltd. (“Queenstake”). Subsequent to Board approval, the shareholders of the Company and of Queenstake both approved the Plan of Arrangement on May 18, 2007 at the respective Annual General Meeting of each company. Pursuant to the Plan of Arrangement, YGC Resources Ltd. issued one share in the Company for every 10 shares of Queenstake outstanding, acquiring 100% of the outstanding shares of Queenstake. This business combination has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Queenstake as the acquiree in accordance with CICA Handbook 1581 – Business Combinations. The effective date of this business combination was June 20, 2007. Subsequent to this share exchange, Queenstake was de-listed from the TSX and the AMEX and YGC Resources Ltd. changed its name from YGC Resources Ltd. to Yukon-Nevada Gold Corp. and commenced trading on the TSX under this name on June 25, 2007 (TSX symbol “YNG”).

One of the terms of the Plan of Arrangement was that Yukon-Nevada Gold Corp. completed a financing for the benefit of the Company. A private placement was closed on June 20, 2007 that yielded proceeds, net of share issue costs, of approximately $65.57 million.

Ketza River Project

The Company continues to move forward in its efforts to secure all of the various permits required to move the Ketza River gold project towards production. On July 27, 2007 the Company was granted a Class “A” Water Use License by the Yukon Water Board, an important milestone in the permitting process of the Ketza River project.

The Company has been very busy on the exploration front at the Ketza River project in Q2 2007. A total of 10,600 meters was drilled in the three month period in 86 holes.

The Ketza River project has already begun to reap the benefits of the combination with Queenstake as certain geological and engineering personnel employed at the Jerritt Canyon mine have assisted in the compilation and modeling of geological information from the Ketza River project. This work is beneficial to the exploration program as it identifies future exploration targets.

Silver Valley Project

There has been a significant amount of exploration on the Silver Valley project in Q2 2007. There have been approximately 3,300 meters drilled in 25 holes during the quarter. Certain holes have yielded significant mineralization including the results in the following table:

DDH	From (m)	To (m)	True Width (m)	Au g/t	g/t Ag	%Pb	%Zn	%Cu
SV-07-50	154.53	157.58	2.86	0.55	341.0	2.9		0.5
SV-07-57	134.85	136.32	1.34	1.01	739.4	0.4	0.1	1.4
SV-07-59 and and	47.07	47.85	0.65	0.01	197.0	7.1	1.2
	126.49	127.29	0.67	0.72	1170.0	12.9		1.0
	159.13	160.63	1.25	4.15	5.6	0.2
SV-07-62	63.09	64.98	1.83	0.48	913.0	23.3		0.9

Gold Prices

As a result of the combination with Queenstake, which owns a producing gold mine (Jerritt Canyon) north of Elko, Nevada, the price of gold has become more important to the success of the Company. Management is encouraged by the trend in gold prices in the past two years and is confident this trend will continue in a positive direction.

The average price of gold in the past 8 quarters is as follows:

Q3 2005	$ 439.48
Q4 2005	$ 485.44
Q1 2006	$ 574.97
Q2 2006	$ 627.77
Q3 2006	$ 621.52
Q4 2006	$ 614.47
Q1 2007	$ 650.27
Q2 2007	$ 667.24

RESULTS OF OPERATIONS

Business Combination

The consolidated financial statements of Yukon-Nevada Gold Corp. have been materially impacted by the business combination with Queenstake on June 20, 2007. The impact on the balance sheet of this transaction is that the Company includes the fair value of the Queenstake assets and liabilities as of June 20, 2007 and all subsequent changes to these accounts to June 30, 2007. The Company’s statement of operations includes Queenstake’s operations from June 20 to June 30, 2007. The Company’s statement of cash flows includes all activity in Queenstake that impacts the cash balance from June 20 to June 30, 2007.

In the business combination, the purchase price of Queenstake to the Company was determined to be the aggregate of the following items:

-	the closing price of the Company’s stock on June 19, 2007 ($1.76 CAD) multiplied by the number of shares issued to Queenstake shareholders (58,436,531) per the terms of the Plan of Arrangement;
-	the fair value of the warrants and stock options issued to Queenstake warrant and stock option holders as of June 20, 2007;
-	incremental costs to the Company associated with the investigation and closing of the transaction

The following summarizes the consideration paid by the Company for 100% of the outstanding shares of Queenstake and the preliminary allocation of this purchase price to the assets and liabilities acquired in the business combination that was completed on June 20, 2007:

$US 000s
Purchase price:
Share consideration	96,744
Fair value of share purchase warrants and stock options	1,944
Acquisition costs	2,683
101,371

Assets and liabilities acquired:
Cash	2,450
Accounts receivable & prepaid expenses	3,764
Marketable securities	32
Inventories	22,904
Restricted cash	27,588
Property, plant and equipment	20,636
Mineral properties	91,913
Other assets	1,110
Accounts payable and accruals	(44,319)
Long-term liabilities	(24,707)
101,371

Management based the allocation of the excess of purchase price over book value to the mineral properties using information currently available. During the remainder of 2007, management will engage independent experts to assess the valuation of certain assets and liabilities of Queenstake and adjustment to the allocation of the purchase price may be required based on the results of the valuation work and the associated tax consequences.

In light of the business combination with Queenstake, the Company has determined that the U.S. dollar is the functional currency of the Company. The majority of the Company’s assets are now in the U.S.A., the majority of the Company’s liabilities are denominated in US funds, the Company’s main revenue stream, revenue from the sale of gold, will be in US dollars and the majority of the Company’s expenses are now in US dollars. As the Company’s functional currency has been determined to be the US dollar, management has adopted the US dollar as its financial reporting currency.

As a result of the change in the reporting currency of the Company, comparative financial information has been restated in US dollars. Canadian dollar denominated assets and liabilities have been translated into US dollars using the Bank of Canada closing exchange rate at the date of the balance sheet. Shareholders’ equity amounts have been translated at the historical exchange rate with increases or decreases translated at the average exchange rate for the period. Amounts in the statements of operations and statements of cash flows have been translated at the average exchange rate for the period.

The $US/$CAD exchange rate has changed significantly for the three month period ending June 30, 2007. The exchange rate as of March 31, 2007 was US$ 0.8661 per CAD$ 1.00, while the exchange rate as of June 30, 2007 US$ 0.9386 per CAD$ 1.00 (see “IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS” section). The result of this weakening of the US dollar compared to the Canadian dollar resulted in a foreign exchange adjustment of approximately $2.314 million. When the foreign exchange adjustment of $2.314 million in Q2 2007 is combined with the Company’s operating loss of $2.49 million, the resulting total in the Statement of Comprehensive (Loss) for the period ending June 30. 2007 was $176K.

Statement of Operations

The Company had a net loss in Q2 2007 of $2.49 million. There was no gold revenue in Q2 2007 as there was no gold sold in the 10 days from June 20 to June 30, 2007. The ore processing facilities were not producing gold due to a planned shut down for the last half of June 2007 for annual maintenance and the installation of a new bull gear that will increase the ore processing rate of the mill going forward. There was approximately $926K in operating expenses and $536K in exploration expenses for the final 10 days of June 2007 in Jerritt Canyon that was consolidated into the Company’s statement of operations.

The Company incurred approximately $545K of general administrative expenses in Q2 2007. The major components of this are professional fees, part XII.6 taxes on flow-through shares issued in 2006, salaries and management fees.

The Company incurred a foreign exchange loss of approximately $359K during Q2 2007. The Company closed a financing on June 20, 2007 that was associated with the acquisition of Queenstake. In the period from June 20 to June 30, 2007 a portion of the Company’s treasury was invested in $US denominated investments. The weakening of the $US in this timeframe resulted in a foreign exchange loss in the accounts of the Yukon-Nevada Gold Corp. (unconsolidated) as this entity maintains its accounting records in Canadian dollars.

The Company earned interest income on investments of approximately $379K in Q2 2007. This is an increase over prior periods, which was a direct result of a larger average treasury balance due to the June 20, 2007 financing which injected approximately $65.57 million (net of share issue costs) into the Company’s treasury. A secondary factor driving the increase in the interest revenue earned by the Company was the receipt of approximately $4.16 million in Q2 2007 from equity instrument holders as they exercised their warrants and options to acquire common shares. The positive impact on the Company’s treasury from these events yielded higher interest revenue than what was received in previous quarters by the Company.

Balance Sheet

Assets

The cash position of the Company increased by approximately $59 million from a March 31, 2007 balance of approximately $8.12 million to a June 30, 2007 balance of approximately $67.12 million. The major changes in the cash position in Q2 2007 that resulted in this net increase were as follows:

-

The loss for the period of approximately $2.49 million coupled with cash utilized to finance the change in non-cash working capital of approximately $3.62 million resulted in a decrease in the cash balance of approximately $5.76 million, after adjusting for non-cash items included in the Company’s operating loss for the period

-

The Company completed a financing on June 20, 2007 that yielded gross proceeds of approximately $69.39 million. Share issue costs associated with this financing of approximately $3.82 million reduced the net proceeds received by the Company to approximately $65.57 million.

-	The Company extinguished a note payable of Queenstake subsequent to the close of the business combination, yet before period end, in the amount of $8 million.
-	The Company received approximately $4.16 upon the exercise of shareholder warrants, agents’ options and stock options in Q2 2007.
-	The Company incurred approximately $4.12 million in exploration expenditures on mineral properties in Q2 2007.
-

Exchange rate changes increased the cash balance of the Company by approximately $3.94 million in Q2 2007. This is mostly due to the impact of the decrease in the $US/$Canadian exchange rate from June 20, 2007 (date funds received from financing) to June 30, 2007. As a significant portion of the Company’s treasury is denominated in Canadian funds, the weakening of the US dollar in this timeframe resulted in an exchange gain due to the corresponding increase in the value of the Canadian funds.

The Company had approximately $4.83 million in accounts receivable and prepaid expenses as of June 30, 2007. Significant components of this include approximately $2.08 million as a deposit with the utility company in Nevada that provides the Jerritt Canyon mine with electricity, prepaid Jerritt Canyon land claims of approximately $555K, accounts receivable of approximately $400K related to reclamation work done at the Jerritt Canyon property, and approximately $550K of GST receivable relating to the Ketza River project.

Inventory as of June 30, 2007 was approximately $25.61 million. The Company did not have inventory in its accounts prior to the acquisition of Queenstake. On the date of the Queenstake acquisition, the Company acquired approximately $22.91 million of inventory. This amount included ore extracted from the Jerritt Canyon mines and the purchased ore from Newmont USA Limited (“Newmont”) up to June 30, 2007. As there was no gold sold prior to June 30, 2007, there was no draw on the inventory balance acquired on June 20, 2007. Approximately $16.29 million of inventory on hand at June 30, 2007 was ore purchased from Newmont in accordance with an agreement between Queenstake and Newmont.

The Company had approximately $30.21 million of restricted funds on hand as of June 30, 2007. The majority of these funds ($26.72 million) are in a “commutation account” with the American Insurance Group (“AIG”). The principal in this commutation account is used to fund Jerritt Canyon gold mine’s ongoing reclamation and mine closure obligations, as detailed in the contract with AIG.

An additional $2.43 million included in the restricted funds on the balance sheet relate to funds that must be spent on qualifying eligible exploration expenditures in Canada, per the terms of flow-through shares issued in 2006. These funds must be spent by the end of 2007.

Property, plant and equipment had a balance of $21.57 million as of June 30, 2007. The majority of this balance is attributable to the buildings, processing and mining equipment at the Jerritt Canyon mine – approximately $20.45 million. There is equipment used to support the Ketza River exploration property in the amount of $1.06 million as of June 30, 2007.

Mineral properties have a balance of $117.66 million as of June 30, 2007. The majority of this balance is attributable to the Jerritt Canyon gold mine acquired on June 20, 2007. The fair value assigned to the Jerritt Canyon mine was approximately $91.91 million at the date of acquisition. The valuation of the Jerritt Canyon mineral properties includes the entire purchase price excess over book value of $66.29 million in the business combination. There is no future income tax liability associated with the preliminary allocation of this purchase price to the mineral property, based on management’s assessment of the tax position of Queenstake Resources USA Inc. (the legal entity that owns the Jerritt Canyon mine) as of the acquisition date. Management will have U.S. taxation experts assess the taxation position of Queenstake during the remainder of 2007 as part of the valuation of assets and liabilities acquired in the business combination.

Mineral properties also include the Ketza River project (Yukon, Canada), the Silver Valley project (Yukon, Canada), and other less material projects in the grass-roots exploration stages. As of June 30, 2007, the Ketza River project has a carrying value in the accounts of approximately $24.03 million and the Silver Valley project has a carrying value in the accounts of approximately $1.28 million.

Liabilities

As of June 30, 2007 the Company had a balance of $37.06 million in accounts payable and accrued liabilities. As of June 20, 2007 the Company acquired approximately $44.32 million of Queenstake’s accounts payable and accrued liabilities. In the period from June 20 to June 30, 2007, the Company extinguished a note payable in the amount of $8 million plus accrued interest.

A significant component of the Company’s accounts payable and accruals as of June 30, 2007 was a balance payable to Newmont of $18.14 million. An additional $12.92 million of trade payables and accruals from Queenstake’s Jerritt Canyon operations are included in the June 30, 2007 balance.

In addition to the Queenstake liabilities, the Company has additional accounts payable relating to the Ketza River project of approximately $1.57 million as of June 30, 2007.

In addition to project specific liabilities, the Company has accrued liabilities of approximately $3.8 million as of June 30, 2007. The majority of these liabilities arose from the business combination and the financing completed by the Company, both of which closed on June 20, 2007.

The Company has a future income tax liability as of June 30, 2007 of approximately $5.28 million. This amount is completely attributable to the Ketza River project. The tax value of the Ketza River assets is less than the accounting value of these assets as a result of two factors – (1) the Ketza River property was originally acquired via a section 85 rollover and (2) flow-through shares have been issued by the Company to finance a portion the Ketza River project activity. Both of these activities result in a future income tax liability to the Company.

The Company has an asset retirement obligation of approximately $25.36 million as of June 30, 2007. Approximately $23.2 million of this relates to the Jerritt Canyon property. The Company has approximately $26.72 million in the commutation account that is cash restricted for the purpose of future reclamation and closure of the Jerrritt Canyon property.

There is an asset retirement obligation of approximately $2.16 million relating to the Ketza River project as of June 30, 2007.

Shareholders’ Equity:

Share Capital:

The Company’s share capital increased by approximately $142.73 million during Q2 2007. Share capital transactions occurred in Canadian denominated funds and have been translated in US dollars using the average exchange rate for the period. The major components of this change in share capital were as follows:

-

58,436,531 common shares issued by the Company to Queenstake shareholders pursuant to Plan of Arrangement to effect the business combination increased the share capital account by approximately $93.61 million.

-	42,351,864 common shares issued via private-placement financing closing on June 20, 2007, net of share issued costs, increased the share capital account by $65.57 million.
-	Common shares issued by the Company upon the exercise of shareholder warrants, agents’ options/warrants and stock options increased the share capital account by approximately $4.16 million.
-	Black-Scholes fair valuation of shareholder warrants and agents’ options associated with the private-placement financing decreased the share capital account by approximately $19.94 million.
-	The renunciation of flow-through share expenditures to flow-through shareholders in Q2 2007 led to a decrease of approximately $1.17 million in the share capital account.

Warrants:

The valuation of the warrants in the Company’s shareholders’ equity increased by approximately $20.21 million in Q2 2007. The majority of this change was driven by the Black-Scholes fair valuation of the 21,175,932 warrants issued with the private-placement financing. The fair value assigned to these warrants was approximately $18.81 million. This fair value increased the balance in the warrants account and correspondingly decreased the share capital account.

The remainder of the increase in the warrants account was attributed to the net of (a) an increase of approximately $1.77 million associated with the fair valuation of warrants issued by the Company to Queenstake warrant holders at the date of the business combination and (b) a decrease of approximately $365K resulting from the exercise of outstanding shareholder warrants in Q2 2007.

Contributed Surplus:

The valuation of the contributed surplus in shareholders’ equity increased by approximately $1.71 million during Q2 2007. The majority of this increase was due to the Black-Scholes fair valuation of 1,798,725 agents’ options issued with the private-placement financing. The fair value assigned to these agents’ options was approximately $1.13 million. The Company’s share capital account was decreased by a corresponding amount.

Stock options were granted during Q2 2007 that had a Black-Scholes fair valuation of approximately $590K and this increased the balance in the contributed surplus account.

SUMMARY OF QUARTERLY RESULTS

	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Income	379	131	122	138	73	44	53	54
Net loss	2,490	2,360	404	224	203	358	295	207
Loss per share	$0.032	$0.039	$0.007	$0.004	$0.004	$0.008	$0.006	$0.005
Weighted average # of shares outstanding	78,893,333	60,590,466	58,857,710	56,710,213	50,874,682	46,941,768	46,643,428	44,301,452

LIQUIDITY AND CAPITAL RESOURCES

The Company had a working capital balance of approximately $60.59 million as of June 30, 2007 that includes cash of approximately $67.12 million. Cash is defined as cash balances plus short-term interest generating investments that have a maturity of 90 days or less at the date the investment is purchased by the Company.

In addition to cash required by operations, management anticipates that there will be capital investment required in the Jerritt Canyon property over the next couple of years to further develop the underground mining operations in an effort to increase production. Management has also identified certain capital expenditures required on the ore processing facilities that will be made to improve the efficiency of the operation, which will be funded out of the Company’s existing treasury.

As of June 30, 2007, the Company has approximately $2.43 million of qualifying exploration expenditures to be made by the end of December 2007, per 2006 flow-through share financing agreements. It is anticipated that virtually all of these expenditures will be made on the Ketza River project.

The Company closed a private-placement financing on June 20, 2007 that netted approximately $65.57 million to the treasury. The Company issued 42,351,864 common shares at a price of CAD$1.80 along with 21,175,932 share purchase warrants that entitle the holder to purchase one common share of the Company for CAD$3.00 until June 20, 2012 (see “OUTSTANDING SHARE DATA” for details of outstanding common shares and equity instruments as of August 10, 2007).

IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants (CICA) issued Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income, all applicable for annual or interim periods beginning on or after October 1, 2006. Sections 3855 and 3861 require all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement and properly disclosed in the notes to the consolidated financial statements. Section 3865 sets out hedge accounting prerequisites and rules and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

Prior to April 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Due to circumstances arising from the acquisition of Queenstake Resources Ltd. (Queenstake) on June 20, 2007, it has been determined that the Company’s functional currency is the US dollar. Concurrent with this change in functional currency, the Company has adopted the US dollar as its reporting currency, effective June 30, 2007.

In accordance with Canadian generally accepted accounting principles (GAAP), the Company is required to restate all amounts presented for comparative purposes into US dollars using the current rate method as follows: all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items, shareholders’ equity items and cash flows are translated at the average rates that were in effect during these periods, with the exception of the June 20, 2007 shares issued associated with the private-placement financing and the plan of arrangement with Queenstake, these two capital stock transactions were translated at the spot rate on June 20, 2007; and the resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income.

Going forward, the Company will translate Canadian denominated accounts using the temporal method. Monetary assets will be translated at the balance sheet date into US dollars and non-monetary assets and liabilities and shareholder equity accounts will be translated at the historical rate.

The effect on the consolidated financial statements was a balance in accumulated other comprehensive loss (in the shareholders’ equity section of the balance sheet) at December 31, 2006.

The Company has reported a foreign currency exchange gain of $2,314 million in the statement of comprehensive loss for the three months ending June 30, 2007 and a foreign currency exchange gain of $2,599 million for the six months ending June 30, 2007 as a result of its change in reporting currency. These foreign currency exchange gains are included in the accumulated other comprehensive income (loss) section of shareholders’ equity at June 30, 2007.

OUTLOOK

Jerritt Canyon, Nevada

We expect Jerritt Canyon to achieve cash self sufficiency during 2008. The increased throughput of the combined Jerritt Canyon and Newmont ores seems to be having the desired effect of reducing unit costs through the milling circuit. Significant investments are planned in exploration, mine development and the mill.

The Company expects that gold production will stabilize but at a reduced rate from the 2006 level before rising in late 2008 as the positive effects of investment in the mine are realized.

Ore stockpiles purchased from Newmont existing as of March 31, 2007 should be processed by the year end.

Ketza River, Yukon

The Company is continuing the process of permitting the re-opening of the mining and milling operations at Ketza River. The Company was recently awarded a Class A Water Use license for the mine site. A further Class A Water Use license will be required to allow the Company to re-open the mining and milling facilities.

Exploration

Exploration expenditures on near mine (SSX and Smith) and other areas of the Jerritt Canyon property will be averaging approximately $1,000,000 per month for the next year. We expect to see a significant increase in reserves and resources as the effect of these aggressive exploration programs are felt.

Exploration will continue at both the Ketza River mine and at Silver Valley.

Financing

The Company has sufficient funds on hand as of June 30th 2007 to finance all planned capital, exploration and development activity at the Jerritt Canyon property as well as all planned exploration and permitting activity associated with the Ketza River property in the years 2007and 2008. The funds are also sufficient for all expected activities at Silver Valley for 2007.

Gold Prices

The rise in gold price seen in the first quarter continued in the second quarter and management continues to believe that the fundamental influences on the gold price will all continue to impact it in a positive manner.

OFF-BALANCE SHEET ARRANGEMENTS

Under the provisions of the Yukon Minerals Exploration Tax Credit Program (“YMETC”), a corporation is eligible to receive a refundable corporate income tax credit equal to 25% of eligible mineral exploration expenditures incurred conducting exploration in the Yukon. Based on exploration expenditures incurred by the Company on the Ketza River project in 2006, a tax refund of approximately CAD$ 800K is anticipated (effective April 1, 2007 the YMETC program has capped the refund at CAD$ 300K per entity). The Company does not recognize this amount as an asset in the accounts until the funds are received. In 2006, the Company received approximately CAD $1.0 million relating to exploration expenditures conducted in the Yukon in 2005.

Aside from the aforementioned, the Company does not have any off-balance sheet arrangements that are likely to have a material current or future impact on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company’s financial statements.

The Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated entities.

RELATED PARTY TRANSACTIONS

The Company paid a total of $41K in Q2 2007 (2006 - $35K) for management services to a company owned by the President of the Company.

The Company paid a total of $151K in Q2 2007 (2006 – $16K) for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm. A substantial portion of these fees are recorded in the accounts as part of the acquisition cost of Queenstake or as share issuance costs. The balance of these fees were included in the general and administrative expenses of the Company.

CRITICAL ACCOUNTING ESTIMATES

Purchase price allocations associated with business combinations are based on management’s best estimate using information currently available. The allocation of the purchase price to the assets and liabilities at Jerritt Canyon that arose upon the acquisition of Queenstake by the Company represents management’s initial estimates. A detailed valuation is expected to be completed by the end of 2007. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to the assets and liabilities acquired of Queenstake.

The Company has adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value.

The assumptions used in the determination of the fair value of these awards involve management estimates regarding, amongst other factors, the weighted average remaining life of the stock options. Stock-based compensation is a non-cash charge, so the measurement of the fair value of the grant of stock options does not impact the financial condition of the Company.

In accordance with the recommendations of CICA Handbook Section 3063, Impairment of Long-Lived Assets, the Company monitors the recoverability of long-lived assets. This is based on such factors as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying value of the asset may not be recoverable.

Management’s estimate of future commodities prices, operating costs, capital costs and the availability of resources required to develop existing properties are essential to the evaluation of these properties.

The Company has adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section establishes the standard for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Management’s estimate of the Company’s asset retirement obligation is based on current environmental regulations, future costs of reclamation and estimates as to the timing of the future expenditures on reclamation activities. These parameters are subject to change and management’s evaluation of these parameters is critical to the calculation of the Company’s asset retirement obligation.

FINANCIAL INSTRUMENTS

The Company’s financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable and current liabilities. The fair value of these instruments approximate their carrying value due to the short maturity associated with these instruments. The Company has not entered into any derivative contracts either to hedge existing risks or for speculative purposes.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks are the volatility of the price of gold, the ability to locate and economically extract ore containing gold, poor drilling results, the potential fallibility of resource estimates, political risk, environmental risk, metallurgical risk, the inability to raise capital to finance the Company and the availability of human resources required for exploration, development and production.

OUTSTANDING SHARE DATA

Common shares	169,667,930
Warrants	25,483,132
Stock options	8,494,000
Agents options	1,798,725
Fully diluted shares @ Aug10,07	205,443,787

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR), subject to limitations below that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management has identified an internal control weakness caused by a lack of segregation of duties regarding the production, authorization and recording of journal entries to the accounts of the Company. This weakness is not uncommon, given the size of the Company. Management does not believe that there is a reasonable possibility of a material error in the Company’s financial statements as a result of the aforementioned ICFR weakness. The Company has added an additional full-time employee to the finance function in Q2 2007 which has helped mitigate the internal control weakness due to the lack of segregation of duties. Management will continue to assess the ICFR as the Company evolves and will be conscious of this aspect of the business going forward.

With respect to the June 20, 2007 acquisition of Queenstake, management has yet to evaluate and conclude on the effectiveness of the internal controls over financial reporting of this entity. Management plans on reviewing and assessing the internal controls over financial reporting in place at Queenstake during the remainder of 2007.

Management has determined that there have been no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting and the preparation of financial statements, subsequent to the completion of the period ending June 30, 2007 (Queenstake acquisition aside).

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yngc.ca or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Statements in this MD&A that are forward-looking are subject to various risks and uncertainties concerning specific factors. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual figures may vary materially. The Company does not assume the obligation to update any forward looking statement.